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                     [JENNER BIOTHERAPIES, INC. LETTERHEAD]



March 30, 1998




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Filing Desk, Mail Stop 1-4

     Re: Jenner Technologies, Inc.
         Registration Statement on Form S-1

Ladies and Gentlemen:

     On behalf of Jenner Biotherapies, Inc., a Delaware corporation and successor to Jenner Technologies, Inc., a California corporation (the "Company"), we hereby withdraw the Company's Registration Statement on Form S-1 filed with the Commission on February 19, 1997 (SEC File Number 333-22039).

     Please contact Blair W. Stewart, Jr. at 650/493-9300 or myself at 925/824-3150 if you have any questions regarding the above.

                                     Very truly yours,

                                     JENNER BIOTHERAPIES, INC.

                                     /s/ Anthony E. Maida, III
                                     --------------------------------
                                     Anthony E. Maida, III, MA, MBA

cc:  Blair W. Stewart, Jr., Esq.
     Raj Aji, Esq.
     Linda M. Cuny, Esq.